

128
120°
60°
56°
52°
CASSIAR
FORT NELSON
Stikine R.
Kechika R.
STEWART
Williston Lake
FORT ST. JOHN
Nass R.
PACIFIC OCEAN
KITIMAT
QUEEN CHARLOTTE ISLANDS
PRINCE GEORGE
WILLIAMS LAKE
Fraser River
KAMLOOPS
PORT ALICE
JERVIS #1 GROUP
Okanagan
KELOWNA
Lake
VANCOUVER
VANCOUVER ISLAND
VICTORIA
BRITISH COLUMBIA
Scale 1 : 7.500.000 approx.

Fig. 1 JERVIS INLET PROPERTY BC LOCATION MAP



Fig. 2 JERVIS INLET PROPERTY REGIONAL LOCATION MAP



Fig. 3 JERVIS INLET PROPERTY LOCATION MAP



PRINCESS ROYAL REACH
MOORSAM BLUFF
JERVIS INLET #1
MURRAY BAY
PRINCE OF WALES REACH
MARLBOROUGH HTS.
VANCOUVER BAY
BAKER BAY
SAUMAREZ BLUFF
HOTHAM SOUND
KHARTOUM LAKE
LEGENDS
GOLIATH BAY
DACRES PT.
SYDNEY I.
Drift and valley-fill
JURASSIC (?) OR LATER
COAST INTRUSIONS
Mainly coarse-grained hornblende granodiorite
Medium-grained biotite granodiorite
Main batholithic mass: mainly quartz diorite, granodiorite
Quartz-feldspar porphyry
AGE UNKNOWN
JARVIS GROUP
Basalt, andesite and associated pyroclastic rocks; minor limestone dolomitic limestone, chert, argillite
Mainly conglomerate, greywacke, sandstone, argillite; green stone
Metavolcanic rocks; metasedimentary rocks; metadiabase
Gneiss
From: B.C. Department of Mines Bulletin 39 "Geology of Lower Jervis Inlet" by W.R. Bacon.
JERVIS INLET
PROPERTY CLAIM
REGIONAL GEOLOGY
Miles
Kilometres

Fig. 4 REGIONAL GEOLOGY MAP OF THE JERVIS INLET AREA


qd
qd
qd
qd
Jervis Inlet
JERVIS INLET
CLAIM 985302
PRINCESS ROYAL REACH
LEGEND
Coast Plutonic Complex
- granodiorite
- quartz diorite
- geologic contact
- claim boundary
Gambier Group (l. Cret.)
- LCP
- metavolcanics and sediments
SCALE
LCP
JERVIS INLET CLAIM
LOCAL GEOLOGY

Fig. 5 LOCAL GEOLOGY MAP OF THE JERVIS INLET CLAIM



West
UNITS
6
5
4
3
.5 Km
Tops ?
2
1
East
Legend:
Coast plutonic
Coarse grained tuffs & lapilli tuffs
Chert
Sandstone, siltstone & argillaceous tuffs
Massive andesite-basalt flow
Argillite, locally graphitic ≈ carbonate interbeds
Pillowed basalt flow
Diorite gabbro
STRATIGRAPHIC COLUMN

Fig. 6 STRATIGRAPHIC COLUMN OF THE JERVIS INLET AREA